F R A S E R A N D C O M P A N Y
FRASER AND COMPANY LLP BARRISTERS AND SOLICITORS

DAVID K. FRASER
RICHARD D. RABSON
February 27, 2008	(1) DAVID W. SMALLEY
RAVINDER R.S. UPPAL
(2) AILIN WAN
(3) BARBARA G. WOHL
United States Securities and Exchange Commission	KIT H. LUI
Division of Corporation Finance	(4) BYRON BYUNG-OH LEE
100 F Street, N.E.	KIMBERLY L. GRANT
Washington, D.C. 20549-7010	GEETA K. BAINS
U.S.A.	MELODY YIU

(1) Personal law corporation
(2) Also member of Massachusetts bar
Attention: Gary Newberry	(3) Also member of Ontario bar
(4) Also member of New York bar

Dear Sirs:

Re:	Capital Mineral Investors, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2006
Filed April 17, 2007
Form 10-QSB for Fiscal Quarter Ended March 31, 2007
File No. 1-32673

We act as solicitors for Capital Mineral Investors, Inc. (the “Company”).

In this letter and on behalf of our client, we are providing written responses to your letters dated September 21, 2007 and July 2, 2007.

Our client intends to file an amendment to the Form 10-KSB for fiscal year ended December 31, 2006 and file concurrently the Form 10-QSB for Fiscal Quarters Ended March 31, 2007, June 30, 2007, and September 30, 2007 within the next thirty (30) days, subject to any additional comments you may have to this letter.

The headings and numbering duplicate your respective letters. Our responses to your questions are italicized under the questions.

Response to Comments for Letter Dated September 21, 2007:

Engineering Comments

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Exhibits 31.1 – Rule 13(a)–14(a)/15(d)–14(a) Certifications

General

Suite 1200 - 999 West Hastings Street, Vancouver, British Columbia, Canada V6C 2W2
Tel: (604) 669-5244 Fax: (604) 669-5791 E-mail: fraser@fraserlaw.com

FRASER AND COMPANY LLP	Capital Mineral Investors, Inc.
February 27, 2008

1.	We note that your EDGAR filing does not include3 page numbers. Please ensure that you paginate all future filings.

The Company’s future filings will have page numbers and proper pagination.

2.

Unless you can substantiate significant technical training and/or experience in minerals exploration or mining by members of your management, you should include a risk factor explaining that your management lacks technical training and experience with exploring for, starting, and/or operating a mine; and that with no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry. In this instance, please also explain that their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use; and that your operations, earnings, and ultimate financial success could suffer due to management’s lack of experience in this industry.

The Company will add the following risk factor in the amendment to the Form 10-KSB that discloses that the management lacks adequate technical training and experience in exploring for minerals:

Because our management does not have formal training specific to the mining industry, there is a higher risk our business will fail.

Our management team does not have any formal training as geologists, or in the technical aspects of management of a company specializing in mining and exploration for base and precious metals. With no direct formal training in these areas, our management may not be fully aware of the specific technical requirements related to working within this industry. Our management team has limited business experience with exploration companies, their decisions and choices may not take into account standard exploration or mining approaches commonly used in the industry. As a result of this inexperience, there is a higher risk of our being unable to complete our business plan for the exploration of our mineral claims. In addition, we will have to rely on the technical services of others with expertise in geological exploration in order for us to carry our planned exploration program. If we are unable to contract for the services of such individuals, it will make it difficult and maybe impossible to pursue our business plan. There is thus a higher risk of business failure.

3.

Please disclose whether the property has been physically examined in the field by a professional geologist or mining engineer. If not, add a risk factor that addresses the fact that the property has not been examined, detailing the risks to investors.

The Company will disclose in our amendment to the Form 10-KSB that the property has not been physically examined by a professional geologist or mining engineer. We will also add the following risk factor:

Because our property has not been physically examined by a professional geologist or mining engineer and no one has visited the sites of our property, you cannot rely on the accuracy of any information provided about our property.

FRASER AND COMPANY LLP	Capital Mineral Investors, Inc.
February 27, 2008

Our property has not been physically examined in the field by a professional geologist or mining engineer. The information provided herein about our property cannot be confirmed as to its accuracy and should not be relied upon in your investment decision. If the property is inaccurately described as to the location, geological history, or historical exploration work, you may suffer losses to your investment in our Company because our property may not be valuable with respect to the possibility of finding precious metals.

The Fenton Property – Guercheville, Quebec

4.

Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. If your property is not material, please include a statement to that effect. Please note that SEC’s EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear to the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-88900. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

  A legend or explanation showing by means of pattern or symbol, every pattern or symbol used on the map or drawing.

  A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.

  A north arrow.

  An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

  A title of the map or drawing, and the date on which it was drawn.

  In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

The Company will insert the requested maps with the applicable information.

5.	Please disclose the following information for each of your properties:

  The nature of your company’s ownership or interest in the Property.

FRASER AND COMPANY LLP	Capital Mineral Investors, Inc.
February 27, 2008

  A description of all interests in the properties, including the terms of all underlying agreements.

  Certain identifying information, such as the property names, claim numbers, grant numbers, and dates of recording and expiration; sufficient to enable the claims to be distinguished from other claims that may exist in the area.

  The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments and renewals.

  The area of the claims, either in hectares or acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph b(2) of Industry Guide 7. For each of your exploration projects or mines, clarify who owns the mineral concession or provincial permits and, where appropriate, if you own the surface rights. If you don’t own the concession or provisional permits, disclose your obligations for use of concessions or permits for your material exploration areas.

The Company will update the Form 10-KSB with your all of your above requested disclosure in its filing of an amendment to the Form 10-KSB.

History

6.

We note that you reference an estimate of a base metal deposit at Fenton of 360,000 tonnes grading 4.94g/t Au. Unless these are demonstrated proven or probable reserves, please remove disclosure of these quantities from your filing. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents.

The Company will delete all references to grams per ton gradings.

7.

Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of the sample collection, sample preparation and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control. (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

The Company will delete the paragraph describing the mechanized trenching program conducted in 1998.

8.	Please remove your geologic references or footnotes such as (e.g., Goodwin and Ridler 1970) from the filing.

FRASER AND COMPANY LLP	Capital Mineral Investors, Inc.
February 27, 2008

The Company will delete the geologic references and footnotes in the amendment to the Form 10-KSB.

9.	Please expand your disclosure concerning the exploration plans for the properties to address the following points.

  Disclose a brief geological justification for each of the exploration projects written in non-technical language.

  Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each project.

  If there is a phased program planned, briefly outline all phases.

  If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

  Disclose how the exploration program will be funded.

  Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

The Company presently does not have an exploration program due to financial constraints. However, when the Company raises sufficient funds, the Company will update the disclosure in its future disclosure documents to be filed with the SEC describing in detail any proposed exploration program on the property, including budgets, funding sources and timelines for the various program phases.

Response to Comments for Letter Dated July 2, 2007:

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Exhibit 31.1 – Rule 13(a)-14(a)/(15(d)-14(a) Certifications

1.	We note that your certification is not dated. In a full amended filing, please include a dated and signed certification.

We will date and sign the certificates in the Company’s filing of an amendment to the Form 10-KSB.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2007

2.	As of the date of this letter, we note you have not yet filed your Form 10-QSB for the three month period ended March 31, 2007. Please advise us when you will file this form.

Ass discussed above, we will file the Form 10-QSB for the fiscal quarter ended March 31, 2007 within 30 days and this will be filed concurrently with our amendment to the Form 10-KSB for the fiscal year ended December 31, 2006.

FRASER AND COMPANY LLP	Capital Mineral Investors, Inc.
February 27, 2008

If you have any questions, please do not hesitate to contact us.

Yours truly,
FRASER and COMPANY LLP

Per: /s/ David K. Fraser

David K. Fraser
/sll